

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 17, 2017

<u>Via E-mail</u>
Mr. Kevin J. Jacobs
Chief Financial Officer
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, VA 22102

> **Re: Hilton Worldwide Holdings Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 1-36243**

Dear Mr. Jacobs:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Jennifer Monick

                              Jennifer Monick
                              Assistant Chief Accountant
                              Office of Real Estate & -
                                Commodities